U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for November 21, 2014
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Changes to segment reporting

Sasol Limited
(Incorporated in the Republic of South Africa)
Company registration number: 1979/003231/06
JSE
Sasol Ordinary shares:
Share code: SOL
ISIN: ZAE000006896
NYSE
Sasol Ordinary shares:
Share code: SSL
ISIN: US8038663006
Sasol BEE Ordinary shares
Share code: SOLBE1
ISIN: ZAE000151817
("Sasol" or "the Company")
Changes to segment reporting
Dear stakeholder,
One of the cornerstones of Sasol's past successes stemmed from our diverse businesses and activities being organised along an integrated value chain. While our value chain remains integrated, over the past decade we established and drove independent businesses within Sasol founded on a product-based operating model. Over time, organising our businesses in this manner resulted in increased complexity, leading to slower decision-making, higher costs and greater time required for internal alignment and co-
ordination. To bring greater focus and increased simplicity to how Sasol is structured and managed, we have streamlined our corporate structures and reorganised our businesses from a product-based operating model to one based on our value chain.
Our new operating model, and a simplified and consolidated legal structure, came into effect on 1 July 2014. The new operating model aligns the components of Sasol - operating business units, regional operating hubs, strategic business units, and group functions
- according to a single value chain, focused on the production of liquid fuels, high-value chemicals and low-carbon electricity, as outlined below:
-
The Operating Business Units comprise our mining and upstream oil and gas activities, focusing mainly on securing feedstock supply;
-
The Regional Operating Hubs include our operations in Southern Africa, United
States and Eurasia, focusing on sustaining
asset management and performance while delivering to plan and optimising the total cost of production;
-
The Strategic Business Units focus on our commercial and enhanced customer interfaces within the energy and chemicals arenas, and on optimising business performance through marketing and sales excellence; and
- Our group functions deliver fit-for-purpose business support services and solutions.

To reflect our new operating model, our financial reporting has been updated and new reportable segments will accordingly be restated and presented in the group financial statements for 2015. To keep our stakeholders informed, and to assist investors during our transition, this document provides information on the restated segment disclosures for the financial years ended 30 June 2014 and 2013, and for the six months ended 31 December 2013. Additional supplementary information, which includes a segment overview document, is available on our website at www.sasol.com. This information is preliminary and has not been audited or reviewed by Sasol's auditors.
Paul Victor
Acting Chief Financial Officer
21 November 2014
Johannesburg
1. Overview of new operating model
Our previous operating model added both cost and complexity to the organisation. Complex structures, work processes, policies and procedures resulted in slower decision-making and reduced organisational effectiveness.
Accordingly, we moved from our previous model that focused on product lines to a new integrated operating model which has been structured along our value chain.
Our new group structure is presented below:
Operating Business Units Regional Operating Hubs Strategic Business Units
Southern Africa International Operations Energy Business Chemicals Business
Operations
Mining Secunda Synfuels United States Operations Southern Africa Energy Base Chemicals
Exploration and Production Secunda Chemicals Eurasian Operations International Energy Performance Chemicals
International
Sasolburg
Natref
Satellite Operations
Group Functions
2. Overview of segmental reporting changes
In terms of International Financial Reporting Standard (IFRS) 8, Operating Segments, segmental reporting should reflect how the business is managed and how the results are reported to the Chief Operating Decision Maker (CODM). The CODM
for Sasol is the President and Chief Executive Officer. The seven reportable segments have been defined as follows:
Operating Business Units (OBUs)
1. Mining - comprises our mining activities in South Africa. We mine approximately 40 million tons (Mt) of saleable coal per year, mostly for gasification feedstock and utility consumption at our complexes in Secunda and Sasolburg, in South
Africa. We also export approximately 2,9 Mt of coal annually.
2. Exploration and Production International - manages our oil and natural gas exploration and production interests in West and Southern Africa, Canada and Australia. We pursue opportunities for the exploration, appraisal, development and production of hydrocarbon resources to supply feedstock to existing or potential future Sasol downstream plants and external customers.

Strategic Business Units (SBUs)
3. Southern Africa Energy - comprises the sales and marketing of liquid fuels, natural gas and electricity. We market approximately 9 billion litres of liquid fuels annually, blended from fuel components produced by the Secunda Synfuels operations, crude oil refined at Natref, and external product purchases. We procure crude oil, refined through Sasol's interest in the Natref refinery and market more than 450 million standard cubic feet per day (mmscf/d) of natural and methane-rich gas. We also generate electricity which is then sold into the grid or consumed by our operations.
4. International Energy - develops, implements, and manages our international business ventures based on Sasol's proprietary gas-to-liquids (GTL) technology. Our focus is on securing opportunities to advance Sasol's GTL strategy.
Sasol's investments in existing and future GTL ventures, including ORYX GTL in Qatar and Escravos GTL (EGTL) in
Nigeria are components of this reportable segment.
5. Base Chemicals - comprises the sales and marketing of ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor alkali chemicals, mining reagents, solvents (ketones and alcohols) and acrylates to domestic and international customers. Our chemical products are produced in various regional operating hubs depending on the geographical location. We also have joint venture monomer and polymer interests in Malaysia and marketing facilities in
China. We also market other products such as fertilisers and mining explosive products.
6. Performance Chemicals - comprises the sales and marketing of surfactants, linear alkylbenzene, surfactant intermediates,
n-paraffins, n-olefins, C6-C22 alcohols, co-monomers, ethylene and other organic intermediates to customers worldwide as well as specialty aluminas, silica aluminas and hydrotalcites. We also market other products such as waxes and phenolics. Our chemical products are produced in various regional operating hubs depending on the geographical location.
Group Functions
7. Comprises our technology research and development activities, as well as our central treasury and financing activities.
Segmental reporting of the new operating model
The key changes from the previous reportable segments to the new reportable segments are depicted below:
PREVIOUS SEGMENTAL REPORTING NEW SEGMENTAL REPORTING
Previous reporting clusters Previous reporting segments New reporting segments
SA Energy Mining Operating BUs Mining
Gas Exploration and Production
Synfuels International
Oil
Other
International Energy Synfuels International Strategic BUs Southern Africa Energy
Petroleum International
International Energy
Base Chemicals
Chemicals Polymers Performance Chemicals
Solvents
O&S
Other Chemical
Businesses
Other Other Other Group Functions

Going forward, we will no longer apply the clustering approach. Accordingly, we will report on reportable segments only.
Regional Operating Hubs (ROHs)
The ROHs, which include our operations in Southern Africa, North America and Eurasia, houses our current and future operating capacity, and enable the functioning of these operations as integrated manufacturing sites with consolidated functional support. They operate assets on behalf of the SBUs and are accountable for delivering against agreed safety, cost, volume and specifications targets set by the SBUs, within the context of a group-wide plan. They are responsible for ensuring plant efficiency and optimising the total cost of production.
In terms of IFRS 8, the ROHs do not meet the quantitative criteria for disclosure as separate reportable segments, since the profit and loss accountability resides in the SBUs. The ROHs, where the responsibility for optimally operating the Sasol plants resides, will be measured by key performance indicators only.
The costs in the ROHs are passed through the value chain to the SBUs. Fixed assets, including assets under construction and liabilities (including rehabilitation provisions) which are separately identifiable, and directly linked to a SBU, are allocated to specific SBUs. Other common assets and liabilities (which cannot be directly linked to a SBU) are split across the SBUs based on product costing principles.
3. Accounting policies
The accounting policies of the group are not impacted by the change to the new operating model or the change in reportable segments. The group's latest accounting policies can be found in the Consolidated Annual Financial Statements for the year ended 30 June 2014 on www.sasol.com.
4. Geographical segments
The group operates predominantly in the following geographic areas and in evaluating our reportable segments, we have redefined our geographic segments as follows:
- South Africa
- Rest of Africa
- Mozambique
- Other areas in Africa
- Europe
- Germany
- Rest of Europe
- Americas
- United States
- Canada
- Rest of Americas
- Asia, Australasia and Middle East
In future, our geographical segments will be based on the categories presented above.
5. Simplified and consolidated legal structure
To realise greater efficiencies along our integrated value chain, we have simplified and consolidated our legal structures to reduce statutory compliance for the separate financial statements, work processes and related costs. The new legal structure also enables us to operate the company as one integrated business, by producing and selling what maximises value for the whole Sasol group.
The information presented in the Sasol Limited group's primary financial statements are based on the legal structure which complies with IFRS, JSE and SEC regulations as well as the Companies Act of South Africa. Our segmental reporting however reflects how the business is managed and may therefore not correlate directly to our legal structure.
6. Supplementary information on the Sasol website
For a more detailed understanding of the new operating model, we refer you to our non-statutory submissions contained on our website at www.sasol.com. These submissions include the following:
- Segment overview document - This document provides further context for the changes to the new operating model and a summary of the integration and interface principles which we applied.
- Business performance metrics - This document contains key metrics, volumes and statistics for the OBUs, ROHs and SBUs.
This document replaces the business unit pages in the Analyst Book.
- Summarised earnings model - Simplified earnings and asset valuation model which will assist analysts and investors in understanding the new operating model. This model is based on historical information only and contains no forward looking references or information.
7. Investor Relations contacts
For assistance in understanding or questions related to our new operating model, please contact us as follows:
Web: investor.relations@sasol.com
Tel: +27 11 441 3113
Sponsor: Deutsche Securities (SA) Proprietary Limited
8. Restated financial reporting data under the new operating model
Our unaudited restated financial reporting segment data is presented below for the years ended 30 June 2014 and 30 June
2013, and the half year ended 31 December 2013.
The restatement of the financial reporting segment data did not have an impact on the primary financial statements of the
Sasol Limited group. The elements of the primary financial statements include the statement of financial position, income statement, statement of changes in equity, statement of cash flows and statement of comprehensive income.
As we continue to implement our new operating model, there may be further refinement to the data presented, however, we do not expect material changes to be made.

Group Segment Reporting
Segment analysis
for the year ended 30 June 2014
Operating Business Units
Strategic Business Units
Other
Exploration
and
Southern
Production
Africa
International
Base
Performance
Group
Total
Mining
International
Energy
Energy
Chemicals
Chemicals
Functions
Operations
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Turnover
external
2 154
2 990
84 611
21
42 262
70 592
53
202 683
intersegment
11 980
2 218
1 420
-
2 778
2 982
-
21 378
Total turnover
14 134
5 208
86 031
21
45 040
73 574
53
224 061
Operating profit/(loss) before remeasurement items and translation gains/(losses)
2 463
(378)
28 692
(761)
7 802
12 074
(1 387)
48 505
Translation gains/(losses)
(3)
(130)
(200)
21
255
27
828
798
Operating profit/(loss) before remeasurement items
2 460
(508)
28 492
(740)
8 057
12 101
(559)
49 303
Share of profits of equity accounted joint ventures, net of tax before remeasurement items
-
-
14
3 709
100
-
-
3 823
Share of profits/(losses) of associates, net of tax
-
-
8
-
350
1
(25)
334
Profit/(loss) from operations, joint ventures and associates before remeasurement items
2 460
(508)
28 514
2 969
8 507
12 102
(584)
53 460
Remeasurement items
(7)
(5 472)
228
(288)
(1 765)
(254)
(84)
(7 642)
Profit/(loss) from operations, joint ventures and associates, after remeasurement items
2 453
(5 980)
28 742
2 681
6 742
11 848
(668)
45 818
Depreciation of property, plant and equipment
1 211
2 654
3 153
21
3 281
2 497
382
13 199
Amortisation of intangibles
-
23
26
1
26
91
150
317
EBITDA
3 664
(3 303)
31 921
2 703
10 049
14 436
(136)
59 334
Statement of financial position
Property, plant and equipment
10 578
10 496
28 492
886
33 466
25 124
2 407
111 449
Assets under construction
6 380
7 888
9 320
1 709
8 945
16 088
990
51 320
Other intangible assets
9
64
121
2
309
882
495
1 882
Other non-current assets* #
527
-
775
7 365
2 938
1 685
1 322
14 612
Current assets*
1 726
2 869
18 996
897
13 393
27 497
31 443
96 821
Total external assets
19 220
21 317
57 704
10 859
59 051
71 276
36 657
276 084
Non-current liabilities*
4 360
3 287
6 562
213
3 848
8 287
21 698
48 255
Current liabilities*
2 402
1 486
11 473
2 137
4 008
8 722
7 669
37 897
Total external liabilities
6 762
4 773
18 035
2 350
7 856
17 009
29 367
86 152
* Excludes tax and deferred tax.
# Excludes post-retirement benefit assets.
Cash flow information
Cash flow from operations
3 921
2 659
31 839
(572)
13 021
14 933
1 791
67 592
Capital expenditure (additions to non-current assets)
5 837
4 564
7 189
1 757
7 940
10 358
1 134
38 779
Capital commitments
Property, plant and equipment (subsidiaries and joint operations)
7 532
6 639
10 607
8 234
10 271
15 272
503
59 058
Property, plant and equipment (equity accounted joint ventures)
-
-
14
733
17
-
-
764
Number of employees^
8 435
527
5 058
161
6 220
6 112
6 887
33 400
^ Includes permanent and non-permanent employees.

Group Segment Reporting
Segment analysis
for the year ended 30 June 2013
Operating Business Units
Strategic Business Units
Other
Exploration
and
Southern
Production
Africa
International
Base
Performance
Group
Total
Mining
International
Energy
Energy
Chemicals
Chemicals
Functions
Operations
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Turnover
external
1 833
2 177
71 266
76
41 174
53 352
13
169 891
intersegment
10 491
1 457
610
-
2 463
2 063
-
17 084
Total turnover
12 324
3 634
71 876
76
43 637
55 415
13
186 975
Operating profit/(loss) before remeasurement items and translation gains/(losses)
2 216
(1 192)
25 805
(1 255)
4 284
8 589
389
38 836
Translation gains/(losses)
5
(266)
(187)
35
964
159
2 182
2 892
Operating profit/(loss) before remeasurement items
2 221
(1 458)
25 618
(1 220)
5 248
8 748
2 571
41 728
Share of profits of equity accounted joint ventures, net of tax before remeasurement items
-
-
117
2 577
2 285
42
-
5 021
Share of profits/(losses) of associates, net of tax
-
-
3
-
517
-
(16)
504
Profit/(loss) from operations, joint ventures and associates before remeasurement items
2 221
(1 458)
25 738
1 357
8 050
8 790
2 555
47 253
Remeasurement items
(7)
(428)
(122)
-
(3 904)
(1 835)
(112)
(6 408)
Profit/(loss) from operations, joint ventures and associates, after remeasurement items
2 214
(1 886)
25 616
1 357
4 146
6 955
2 443
40 845
Depreciation of property, plant and equipment
999
2 511
2 584
18
2 776
1 689
335
10 912
Amortisation of intangibles
-
12
26
-
26
41
104
209
EBITDA
3 213
637
28 226
1 375
6 948
8 685
2 882
51 966
Statement of financial position
Property, plant and equipment
8 816
11 642
26 692
405
33 786
17 443
2 205
100 989
Assets under construction
3 315
9 114
6 804
316
7 686
11 586
1 044
39 865
Other intangible assets
7
59
59
-
136
674
483
1 418
Other non-current assets* #
484
1
785
8 429
3 248
1 375
784
15 106
Current assets*
1 400
4 191
17 666
1 619
18 032
18 551
24 423
85 882
Total external assets
14 022
25 007
52 006
10 769
62 888
49 629
28 939
243 260
Non-current liabilities*
1 863
2 802
6 695
264
3 954
7 109
20 019
42 706
Current liabilities*
1 902
1 580
9 138
2 007
4 601
8 663
5 701
33 592
Total external liabilities
3 765
4 382
15 833
2 271
8 555
15 772
25 720
76 298
* Excludes tax and deferred tax.
# Excludes post-retirement benefit assets.
Cash flow information
Cash flow from operations
3 386
1 742
27 445
(700)
8 263
10 444
4 604
55 184
Capital expenditure (additions to non-current assets)
3 482
4 064
7 513
446
6 156
7 885
868
30 414
Capital commitments
Property, plant and equipment (subsidiaries and joint operations)
9 751
5 353
14 129
6 494
12 279
17 322
733
66 061
Property, plant and equipment (equity accounted joint ventures)
-
-
18
532
67
-
-
617
Number of employees^
8 140
487
5 075
179
6 727
5 918
7 220
33 746
^ Includes permanent and non-permanent employees.

Group Segment Reporting
Segment analysis
for the six months ended 31 December 2013
Operating Business Units
Strategic Business Units
Other
Exploration
and
Southern
Production
Africa
International
Base
Performance
Group
Total
Mining
International
Energy
Energy
Chemicals
Chemicals
Functions
Operations
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Rm
Turnover
external
1 103
1 482
41 412
20
21 017
33 234
-
98 268
intersegment
5 875
926
724
-
1 337
1 497
-
10 359
Total turnover
6 978
2 408
42 136
20
22 354
34 731
-
108 627
Operating profit/(loss) before remeasurement items and translation gains/(losses)
1 344
(551)
14 627
(499)
4 207
4 597
331
24 056
Translation gains/(losses)
2
(108)
(119)
33
244
91
912
1 055
Operating profit/(loss) before remeasurement items
1 346
(659)
14 508
(466)
4 451
4 688
1 243
25 111
Share of profits of equity accounted joint ventures, net of tax before remeasurement items
-
-
3
1 898
96
-
-
1 997
Share of profits/(losses) of associates, net of tax
-
-
2
-
164
1
(11)
156
Profit/(loss) from operations, joint ventures and associates before remeasurement items
1 346
(659)
14 513
1 432
4 711
4 689
1 232
27 264
Remeasurement items
5
(5 478)
429
-
(604)
(75)
(7)
(5 730)
Profit/(loss) from operations, joint ventures and associates, after remeasurement items
1 351
(6 137)
14 942
1 432
4 107
4 614
1 225
21 534
Depreciation of property, plant and equipment
561
1 628
1 498
10
1 544
1 120
173
6 534
Amortisation of intangibles
-
10
14
-
12
44
69
149
EBITDA
1 912
(4 499)
16 454
1 442
5 663
5 778
1 467
28 217
Statement of financial position
Property, plant and equipment
9 380
10 412
27 236
890
32 540
21 734
2 132
104 324
Assets under construction
4 831
6 826
8 816
1 103
8 268
15 949
944
46 737
Other intangible assets
7
66
95
3
83
816
481
1 551
Other non-current assets* #
495
-
794
8 240
2 802
1 489
1 115
14 935
Current assets*
1 306
2 843
19 509
1 908
15 240
21 780
23 408
85 994
Total external assets
16 019
20 147
56 450
12 144
58 933
61 768
28 080
253 541
Non-current liabilities*
2 121
2 825
6 703
133
3 446
7 647
20 736
43 611
Current liabilities*
1 685
1 564
10 602
2 351
4 617
7 725
4 135
32 679
Total external liabilities
3 806
4 389
17 305
2 484
8 063
15 372
24 871
76 290
* Excludes tax and deferred tax.
# Excludes post-retirement benefit assets.
Cash flow information
Capital expenditure (additions to non-current assets)
2 345
2 925
4 089
1 162
4 051
5 115
209
19 896
Capital commitments
Property, plant and equipment (subsidiaries and joint operations)
9 178
6 265
10 734
8 056
9 144
15 755
665
59 797
Property, plant and equipment (equity accounted joint ventures)
-
-
19
876
58
-
-
953
Number of employees^
8 279
483
5 008
160
6 478
6 157
7 196
33 761
^ Includes permanent and non-permanent employees.

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services Proprietary Limited, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2
Directors (non-executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*, Ms IN Mkhize*, Mr ZM Mkhize*,
Mr MJN Njeke*, Mr B Nqwababa*, Mr PJ Robertson (British and American)*, Prof JE Schrempp (German)^, Mr S Westwell (British)*
(executive): Mr DE Constable (President and Chief Executive Officer) (Canadian), Mr P Victor (Acting Chief Financial Officer),
Ms VN Fakude
*Independent ^Lead independent director
Company secretary: Mr VD Kahla
Company registration number: 1979/003231/06, incorporated in the Republic of South Africa
Income tax reference number: 9520/018/60/8
JSE
Sasol Ordinary shares:
Share code: SOL
ISIN: ZAE000006896
NYSE
Sasol Ordinary shares:
Share code: SSL
ISIN: US8038663006
Sasol BEE Ordinary shares
Share code: SOLBE1
ISIN: ZAE000151817
American depositary receipts (ADR) program:
Cusip number 803866300
ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA
21 November 2014
Johannesburg
JSE sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 21, 2014 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:   Company Secretary